EXHIBIT 12.1

NEVADA POWER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Earnings available for fixed charges:
Net income	$145	$258	$133	$186	$134
Add (deduct):
Income tax expense	94	138	71	92	62
Fixed charges	220	220	234	241	247
Capitalized interest (allowance for borrowed funds used during construction)	(6)	(5)	(7)	(21)	(17)
	308	353	298	312	292

Total earnings available for fixed charges	$453	$611	$431	$498	$426

Fixed charges -
Interest expense(1)	220	220	234	241	247
Total fixed charges	$220	$220	$234	$241	$247

Ratio of earnings to fixed charges	2.06	2.78	1.84	2.07	1.72

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, "Earnings" represents net income adjusted for income taxes plus fixed charges (excluding capitalized interest). "Fixed Charges" represent the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion or rental expense deemed attributable to interest.